SRK Vancouver
Suite 2200 - 1066 West Hastings
Street Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CONSENT OF QUALIFIED PERSON

I, Dr. Gilles Arseneau, P. Geo., DO HEREBY CONSENT to the public filing of the technical report entitled “Flame & Moth NI 43-101 Technical Report 2CA017.004 _20120808_GA” dated August 8, 2012 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the press release dated June 28, 2012 (the “Disclosure Document”) of Alexco Resource Corp. (the “Company”) and to the filing by the Company of the Technical Report with the securities regulatory authorities.

I also CONFIRM THAT I have read the written disclosure being filed and that it fairly and accurately represents the information derived from the Technical Report that supports the disclosure in the Disclosure Document.

Dated this August 8, 2012

“original signed”
__________________________________

Dr. Gilles Arseneau, P. Geo.

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